UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                                   ATARI, INC.
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   04651M 10 5
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                              +33 (0) 4 37 64 30 00
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 15, 2005
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [  ].


                                  Schedule 13D

--------- ------------------------------------------------------------------------- ----------------------------
       1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE       INFOGRAMES ENTERTAINMENT SA
          PERSON
--------- ------------------------------------------------------------------------- ----------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                           (a) [ ]
                                                                                                        (b) [ ]
--------- ------------------------------------------------------------------------- ----------------------------
       3  SEC USE ONLY
--------- ------------------------------------------------------------------------- ----------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                             SC, OO
--------- ------------------------------------------------------------------------- ----------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                              [ ]
          ITEMS 2(d) to 2(e)
--------- ------------------------------------------------------------------------- ----------------------------
       6  CITIZENSHIP OF PLACE OF ORGANIZATION                                                           FRANCE
--------- ------------------------------------------------------------------------- ----------------------------
    Number of shares         7  SOLE VOTING POWER                                                  69,262,447(1)
                          ----- --------------------------------------------------- ----------------------------
beneficially owned by        8  SHARED VOTING POWER                                                  260,000(2)
                          ----- --------------------------------------------------- ----------------------------
  each reporting person      9  SOLE DISPOSITIVE POWER                                            69,262,447(3)
                          ----- --------------------------------------------------- ----------------------------
          with              10  SHARED DISPOSITIVE POWER                                                      0
------------------------- ----- --------------------------------------------------- ----------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                            69,522,447(4)
--------- ------------------------------------------------------------------------- ----------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
          (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------- ----------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           51.6%(5)
--------- ------------------------------------------------------------------------- ----------------------------
      14  TYPE OF REPORTING PERSON                                                                           CO
--------- ------------------------------------------------------------------------- ----------------------------

_________________________
(1) Includes (i) 60,251,784 shares of Common Stock (the "CUSH Owned Shares") directly held by California U.S. Holdings, Inc., a wholly-owned subsidiary of Infogrames, following the sale by CUSH of 11,000,000 shares to eight institutional investors on January 13, 2005, (ii) 2,000,000 shares of Common Stock (the "Atari License Shares") issued to Atari Interactive, a wholly-owned subsidiary of Infogrames, as part of the extension of the Atari name license, and 7,010,663 shares of Common Stock (the "IESA Owned Shares"), out of which 865,612 shares were issued to Infogrames Entertainment S.A. as part of the restructuring on September 18, 2003 and 6,145,051 were issued to Infogrames Entertainment S.A. pursuant to an Agreement Regarding Issuance and to a GT Interactive UK Settlement of Indebtedness Agreement dated September 15, 2005.

(2) Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

(3) Includes (i) CUSH Owned Shares, (ii) the Atari License Shares, and (iii) the IESA Owned Shares.

(4) Includes (i) CUSH Owned Shares, (ii) the Atari License Shares, (iii) the IESA Owned Shares and (iv) the Cayre Director Proxy Shares.

(5) Based on 134,748,670 shares of the Company's Common Stock outstanding as of September 15, 2005.


--------- ------------------------------------------------------------------------- ---------------------------
       1  NAME OF REPORTING PERSON                                                  CALIFORNIA U.S. HOLDINGS,
                                                                                    INC.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------- ------------------------------------------------------------------------- ---------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [ ]
                                                                                                       (b) [ ]
--------- ------------------------------------------------------------------------- ---------------------------
       3  SEC USE ONLY
--------- ------------------------------------------------------------------------- ---------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                AF
--------- ------------------------------------------------------------------------- ---------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                             [ ]
          ITEMS 2(d) to 2(e)
--------- ------------------------------------------------------------------------- ---------------------------
       6  CITIZENSHIP OF PLACE OF ORGANIZATION                                                      CALIFORNIA
------------------------- ------ -------------------------------------------------- ---------------------------
    Number of shares          7  SOLE VOTING POWER                                               60,251,784(6)
                          ------ -------------------------------------------------- ---------------------------
 beneficially owned by        8  SHARED VOTING POWER                                                260,000(7)
                          ------ -------------------------------------------------- ---------------------------
 each reporting person        9  SOLE DISPOSITIVE POWER                                          60,251,784(8)
                          ------ -------------------------------------------------- ---------------------------
          with               10  SHARED DISPOSITIVE POWER                                                    0
--------- ------------------------------------------------------------------------- ---------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                           60,511,784(9)
--------- ------------------------------------------------------------------------- ---------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
          (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------- ---------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                        44.9%(10)
--------- ------------------------------------------------------------------------- ---------------------------
      14  TYPE OF REPORTING PERSON                                                                          CO
--------- ------------------------------------------------------------------------- ---------------------------

_________________________
(6) Represents the 60,251,784 CUSH Owned Shares, following the sale by CUSH of 11,000,000 shares to eight institutional investors on January 13, 2005.

(7)  Represents the 260,000 Cayre Director Proxy Shares.

(8)  Represents the 60,251,784 CUSH Owned Shares.

(9)  Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.

(10) Based on 134,748,670 shares of the Company's Common Stock outstanding as of September 15, 2005.

         This Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000, as amended by Amendment No. 4 filed with the SEC on January 8, 2001, as amended by Amendment No. 5 filed with the SEC on September 24, 2003, as amended by Amendment No. 6 filed with the SEC on February 24, 2004, as amended by Amendment No. 7 filed with the SEC on June 18, 2004, as amended by Amendment No. 8 filed with the SEC on January 14, 2005, and as amended by Amendment No. 9 filed with the SEC on January 18, 2005 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the
Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 10 shall have the meanings ascribed to them in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.

Item 2.  Identity and Background.

         This item is hereby amended and restated in its entirety to read as follows:

         (a) Infogrames Entertainment SA ("Infogrames") and California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames (previously the Schedule 13D "Purchaser" and henceforth "CUSH", and together with Infogrames, the "Filing Persons").

         (b) Infogrames is a societe anonyme organized under the laws of France. CUSH is a California corporation.

         (c) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of CUSH is c/o Atari, Inc. 417 Fifth Avenue, New York, NY 10016.

         (d) The principal business activities of the Filing Persons is the holding of equity interests in companies engaged in the business of development and distribution of computer software.

         (e) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

         Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or CUSH, as the case may be, for which such information is set forth.

         To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction

                  Item 4 is amended to add the following paragraph:

         On September 15, 2005 the Company issued 6,145,051 shares of Common Stock to Infogrames.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended to add the following statements to each of the following paragraphs:

         (a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of September 15, 2005.

             Following the Company's issuance of 6,145,051 shares of its Common Stock to Infogrames on September 15, 2005, Infogrames is the beneficial owner of 69,522,447 shares of the Company. Based upon 134,748,670 shares of the Company's Common Stock being outstanding, such Common Stock represents 51.6% of the outstanding shares of the Company.

             Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
             Exhibit 1 to this Statement beneficially owns any Shares or has the right to acquire any Shares.

         (b) The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

             Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
             Exhibit 1 to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

         (c) The responses of the Filing Persons to Item 4 hereof are incorporated herein by reference.

             Except as disclosed in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on
             Exhibit 1 to this Statement has effected any transaction in the Shares during the past 60 days.

         (d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended to add the following paragraph:

         Pursuant to (i) an Agreement Regarding Issuance of Shares, executed on September 15, 2005, by and between the Company and Infogrames, the Company's majority stockholder and (ii) a GT Interactive UK Settlement of Indebtedness Agreement, executed on September 15, 2005, by and between the Company, on one hand, and Atari UK, Infogrames and all of its subsidiaries on the other hand, on September 15, 2005, the Company issued an aggregate of 6,145,051 shares of its Common Stock to Infogrames and/or its subsidiaries. 4,881,533 of such shares were issued as payment for development costs incurred and for future costs to be incurred in the ordinary course of business. 1,263,518 of such shares were issued as payment for outstanding indebtedness. The shares were issued without registration under the Securities Act of 1933.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 1    Chart Regarding Executive Officers and Directors of
                      Filing Persons. (Filed on 1/14/2005 as Exhibit 1 to
                      Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

         Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

         Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as Exhibit 3 to Schedule 13D and incorporated herein by reference.)

         Exhibit 4 Short Term Note of the Company in the Principal Amount of $25.0 million. (Filed on 12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

         Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to CUSH. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

         Exhibit 6 5% Subordinated Convertible Note of the Company, issued to CUSH. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to Schedule 13D and incorporated herein by reference.)

         Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

         Exhibit 8 Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to Schedule 13D and incorporated herein by reference.)

         Exhibit 9 Exchange Agreement, dated as of November 15, 1999, among the Company and the GAP Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

         Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as Exhibit 11A to Schedule 13D and incorporated herein by reference.)

         Exhibit 11 Note Purchase Agreement, dated as of November 15, 1999, between certain members of the Cayre Group and CUSH. (Filed on 12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

         Exhibit 12   Right of First Offer Agreement, dated as of November
                      15, 1999, among CUSH and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

         Exhibit 13 Supplemental Agreement, dated May 19, 2000, between Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as
                      Exhibit 13 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 14 Warrant Agreement, dated as of February 15, 2000, among the Company and CUSH, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to CUSH. (Filed on 10/04/2000 as
                      Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between CUSH and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

         Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, CUSH and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

         Exhibit 17 Stock Purchase and Exchange Agreement, dated December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

         Exhibit 18 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $40,812,000. (Filed on 01/04/2001 as Exhibit 17 to
                      Amendment No. 4 and incorporated herein by reference.)

         Exhibit 19 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to
                      Amendment No. 4 and incorporated herein by reference.)

         Exhibit 20 Trademark License Agreement, dated as of September 4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit 10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 21 Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among CUSH, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 22 Underwriting Agreement, dated September 18, 2003, among the Company, Infogrames and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)

         Exhibit 23 ISDA Master Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 23 to Amendment 7 and incorporated herein by reference.)

         Exhibit 24 Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen, as amended on June 15, 2004. (Filed on 6/18/2004 as Exhibit 24 to Amendment 7 and incorporated herein by reference.)

         Exhibit 25 Amendment, dated June 15, 2004, to Transaction Confirmation, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 25 to Amendment 7 and incorporated herein by reference.)

         Exhibit 26 Registration Rights Agreement, dated June 11, 2004, between CUSH and Nexgen. (Filed on 6/18/2004 as Exhibit 26 to Amendment 7 and incorporated herein by reference.)

         Exhibit 99.1 Letter Agreement, dated October 28, 2004, between
                      CUSH and Nexgen amending the Transaction Confirmation. (Filed on 1/14/2005 as Exhibit 99.1 to Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

         Exhibit 99.2 Letter Agreement, dated December 21, 2004, between
                      CUSH and Nexgen relating to the Termination of the Transaction. (Filed on 1/14/2005 as Exhibit 99.2 to
                      Schedule 13D to Amendment No. 8 and incorporated herein by reference.)

         Exhibit 99.3 Form of Letter Purchase Agreement, dated January 13,
                      2005, between CUSH and each purchaser relating to the sale of 11,000,000 shares.

         Exhibit 99.4 Letter Agreement, dated January 7, 2005, between CUSH and Wedbush Morgan Securities Inc. ("WMS"), relating to WMS's appointment as agent of CUSH in the sale of shares.

         Exhibit 99.5 Agreement Regarding Issuance of Shares, dated September
                      15, 2005 between Infogrames Entertainment S.A. and Atari, Inc.*

         Exhibit 99.6 GT Interactive UK Settlement of Indebtedness Agreement,
                      dated September 15, 2005 between Atari UK, Infogrames and all of its subsidiaries and Atari, Inc.*



------------------
* Filed with this Amendment.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2005          By:  INFOGRAMES ENTERTAINMENT SA



                                    By:
                                        ----------------------------------------
                                    Thomas Schmider
                                    Deputy Chief Operating Officer



Dated:  September 22, 2005          By:  CALIFORNIA U.S. HOLDINGS, INC.



                                    By:
                                        ----------------------------------------
                                    Thomas Schmider
                                    Director